UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Algoma Steel Group Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

015658107

(CUSIP Number)

Michael Treisman Bain Capital Credit, LP 200 Clarendon Street, Boston, MA 02116 617-516-2763

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1) Names of reporting persons	Bain Capital Credit, LP*
(2) Check the appropriate box if a member of a group ☐ (a) ☐ (b)
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place or organization	Delaware
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	20,181,720
(8) Shared voting power
(9) Sole dispositive power	20,181,720
(10) Shared dispositive power
(11) Aggregate amount beneficially owned by each reporting person	20,181,720
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	13.6%**
(14) Type of reporting person (see instructions)	PN

* Bain Capital Credit, LP has entered into Investment Management Agreements with a number of managed account clients pursuant to which it has authority to acquire, dispose of and vote securities on behalf of such clients.

** The percentage of the outstanding Common Shares (as defined below) beneficially owned by the Reporting Person is based on 147,957,790 Common Shares outstanding as of February 18, 2022, as reported the Form 6-K filed by the Issuer with the SEC on March 2, 2022.

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Item 1. Security and Issuer.

This Statement on Schedule 13D (the “Statement”) relates to the Common Shares, no par value (the “Common Shares”), of Algoma Steel Group Inc., a British Columbia corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 105 West Street Sault Ste. Marie, Ontario P6A 7B4, Canada.

Item 2. Identity and Background.

(a) This Statement is being filed by Bain Capital Credit, LP, a Delaware limited partnership (the “Reporting Person”).

The general partner of the Reporting Person is Bain Capital Credit (GP), LLC (the “General Partner”).

The executive officers of the Reporting Person and the General Partner are below. Neither the Reporting Person nor the General Partner have any directors.

Name	Primary Occupation
Sally Dee Fassler Dornaus	Managing Director and Chief Financial Officer
James Goldman	Chief Compliance Officer - Bain Capital Credit U.S. CLO Manager II, LP
Jeffrey Brooks Hawkins	Managing Director and Chief Operating Officer
Gauthier Reymondier	Managing Director
Michael Bennett Treisman	Managing Director and General Counsel
Andrew Scott Viens	Managing Director, Global Head of Operations
Stephanie Nagengast Walsh	Managing Director
Scott Franklin Weisman	Managing Director
Gregory John Wipf	Managing Director
John Jay Wright III	Managing Director

(b) The principal business address of the Reporting Person and each of the other persons identified in Item 2(a) is 200 Clarendon Street, Boston, MA 02116.

(c) Each of the Reporting Person and the other persons identified in Item 2(a) is principally engaged in the business of investing in securities.

(d), (e) During the last five years, the Reporting Person has not nor, to the knowledge of the Reporting Persons without independent verification, have any of the other persons identified in this Item 2 (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person and General Partner are organized in the State of Delaware. Mr. Reymondier is a citizen of France. Each of the other individuals named in Item 2(a) is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person has entered into Investment Management Agreements with a number of managed account clients pursuant to which it has authority to acquire, dispose of and vote securities on behalf of such clients. It acquired beneficial ownership of Common Shares by purchasing them for the accounts of such clients.

On May 24, 2021, the Reporting Person entered into a merger agreement with Legato Merger Corp. (the “Merger Agreement”). On October 19, 2021, the Merger was consummated with Legato becoming a direct, wholly-owned subsidiary of Algoma (the “Merger”). The Reporting Person did not beneficially own any shares of Legato.

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Pursuant to the Merger Agreement, the Reporting Person and other holders of Common Shares prior to the Merger were granted the contingent right (the “Earnout Rights”) to receive additional shares of the Issuer if certain targets based on the Issuer’s adjusted EBIDTA and trading conditions. All relevant targets have been satisfied and, on February 17, 2022, the Reporting Person received beneficial ownership of 6,997,852 Common Shares (the “Earnout Shares”).

Item 4. Purpose of Transaction.

In connection with the Merger, the Reporting Person entered into an Investor Rights Agreement with the Issuer and certain of the Issuer’s other shareholders (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, the Reporting Person has the right to nominate one director to the Issuer’s board of directors for so long as the Reporting Person beneficially owns at least 7.36% of the Issuer’s outstanding Common Shares. If the percentage of the Issuer’s outstanding common shares beneficially owned by the Reporting Person increases to at least 18.4%, the Reporting Person would receive the right to nominate a second director to the Issuer’s board of directors for so long as its ownership percentage is at least 18.4%. Under the Investor Rights Agreement, the Issuer is obligated to use the same efforts to cause the election of persons nominated by the Reporting Person as it uses to cause other nominees recommended by the board of directors to be elected. Additionally, the Investor Rights Agreement provides the Reporting Person with the right, subject to the prior written consent of the board of directors (not be unreasonably withheld), to designate a nonvoting board observer to attend meetings of the board of directors and any committees thereof.

The Investor Rights Agreement also provides for certain customary registration rights. Reference to and description of the Investor Rights Agreement set forth above in this Item 4 do not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, which has been filed as Exhibit 1 hereto and are incorporated herein by this reference.

Prior to the Merger, the Reporting Person had the right to appoint a member of the board of directors of the Issuer. The Reporting Person appointed Gale Rubenstein, who continues to serve as a director of the Issuer.

The Reporting Persons acquired the securities reported herein for investment purposes. The Reporting Persons review and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of their securities of the Issuer. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Item 5. Interest in Securities of the Issuer

The information set forth in Items 2 and 3 and on the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

(a), (b) Bain Capital Credit, LP has entered into Investment Management Agreements with a number of managed account clients pursuant to which it has authority to acquire, dispose of and vote securities on behalf of such clients. Pursuant to those Investment Management Agreements, the Reporting Person beneficially owns, with the sole power to direct the voting and disposition of, 20,208,728 Common Shares, representing approximately 13.6% of the outstanding Common Shares.

The percentage of the outstanding Common Shares (as defined below) beneficially owned by the Reporting Person is based on 147,957,790 Common Shares outstanding as of February 18, 2022, as reported the Form 6-K filed by the Issuer with the SEC on March 2, 2022.

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(c) The below table sets forth information with respect to dispositions of Common Shares by the Reporting Person in the past 60 days. All transactions were effectuated in the open market through a broker-dealer and the price per share excludes commissions.

Trade Date	Number of Common Shares Sold	Price per Common Share
3/29/2022	264,531	$11.0954
3/30/2022	114,836	$11.3094
3/31/2022	97,244	$11.4088
4/1/2022	139,672	$11.6547
4/4/2022	75,000	$11.4266
4/5/2022	85,247	$11.2481
4/6/2022	8,827	$11.0699
4/8/2022	23,408	$11.0393
4/11/2022	1,800	$11.0003

Except for receipt of the Earnout Shares and as set forth in this Item 5(c), none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person identified in Item 2 hereof, has effected any transaction in the Common Shares during the past 60 days.

(d) Except as otherwise described in this Item 5, to the knowledge of the Reporting Person, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Person identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Statement is incorporated by reference in its entirety into this Item 6.

Except as described above, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons identified in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

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Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
1.	Investor Rights Agreement, dated as of October 19, 2021, incorporated by reference to Exhibit 4.2 to the Issuer’s Report on Form 20-F, filed with the SEC on October 22, 2021.

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date:	April 13, 2022	Signature:	/s/ Michael Treisman
		Name:	Michael Treisman
		Title:	Authorized Signatory